April 29, 2007

Ms. Jill Davis
Mr. James Lopez
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 7010
Washington, D.C. 20549

Re:         CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 26, 2006
File No. 1-14966

Dear Ms. Davis and Mr. Lopez,

In connection with a supplemental comment letter from the staff of the Securities and Exchange Commission dated March 27, 2007 with respect to the Form 20-F for the fiscal year ended December 31, 2005 of CNOOC Limited (the “Company”), the Company submitted a letter to the staff on April 5, 2007 informing the staff that it expected to be in a position to respond to the staff’s comments by April 30, 2007.

Regrettably, the Company is still in the process of collecting and verifying relevant information and believes it will need additional time to complete its response to the staff’s comments. A number of the Company’s management members, including myself, the Chief Financial Officer, have been on business trips inside and outside of China for much of April. In addition, May 1 through May 7 is an official holiday in China. As discussed with the staff, the Company expects that it will be in a position to respond to the staff’s comments by May 21, 2007, and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452-1309 or by email at yanghua@cnooc.com.cn, or Mr. Jeffrey Small of Davis Polk & Wardwell by telephone at (212) 450-4500. Thank you very much for your assistance.

Sincerely,

_________________________
Name: Yang Hua
Title: Executive Director, Executive Vice President & Chief Financial Officer

Cc: Jeffrey Small, Davis Polk & Wardwell